Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-159167

November 24, 2009

THE GC NET LEASE REIT, INC.

On November 19, 2009, GlobeSt.com published an article after asking for and obtaining interviews with Kevin Shields, the President of The GC Net Lease REIT, Inc. (the “Company”) and its sponsor, Griffin Capital Corporation (the “Sponsor”), and David Ford, the Sponsor’s Managing Director – Equity Sales. The full text of the article is reproduced below.

GlobeSt.com is wholly unaffiliated with the Company, and neither the Company nor any of its affiliates has made any payment or given any consideration to GlobeSt.com in connection with the article or any other matter published by the site concerning the Company or any of its affiliates. The article published by GlobeSt.com was not reviewed by the Company prior to its publication.

Corrections and Clarifications

We believe that the following information is appropriate to correct or clarify the information included in the article:

1.	The statement “GC Net Lease REIT’s management team is currently looking at several potential deals, at least one of which Shields hopes to have closed by the end of the year” requires clarification in that, as stated on the cover page of the prospectus, the Company is “a ‘blind pool’ because [it has] not identified any additional investments [to] make with the proceeds from this offering.” While the Company may be engaged in a search for potential investments, this activity does not arise to the level of a “a substantive change from or addition to the information” contained in the prospectus that would require the filing of a prospectus supplement pursuant to Rule 424(b)(3) promulgated under the Securities Act of 1933.

2.	The statement “GC Net Lease REIT’s registration allows it to raise $750 million of equity over the next couple of years, and it can be re-filed in the future to sell even more shares” requires clarification in that, as stated on the cover page of the prospectus, the Company may sell up to $821.25 million worth of shares in the offering, which consists of $750 million available for sale to the public in the primary offering and $71.25 million pursuant to the Company’s distribution reinvestment plan. Further, as stated on the cover page of the prospectus, the Company “will offer these shares until November 6, 2011, which is two years after the effective date of this offering, unless extended by [its] board of directors for an additional year as permitted under applicable law, or extended with respect to the shares offered pursuant to [the] distribution reinvestment plan.” Additionally, any offering beyond $821.25 million worth of shares would require the filing of a separate registration statement with the SEC.

3.	The statement “Shields says he expects to raise $100 million in 2010, which could translate to a couple hundred million dollars of properties” is purely the opinion of Mr. Shields. As stated on the cover page of the prospectus, the Company is “a ‘blind pool’ because [it has] not identified any additional investments [to] make with the proceeds from this offering.” Further, as stated on the cover page, “[t]his is a best efforts offering and some or all of [the] shares may not be sold. There is no minimum offering amount, and [the Company’s] ability to diversify [its] portfolio will depend on [its] ability to raise funds in this offering.”

4.	The statement “ultimately Griffin Capital’s objective is to raise as much as $3 billion of equity over a seven-year period, building a portfolio of $5 billion to $6 billion of assets in the process and eventually listing the REIT on an exchange” is purely the opinion of Mr. Shields. As stated on the cover page of the prospectus, the Company may sell up to $821.25 million worth of shares in the offering, which consists of $750 million available for sale to the public in the primary offering and $71.25 million pursuant to the Company’s distribution reinvestment plan. Also, as stated on the cover page, the Company “will offer these shares until November 6, 2011, which is two years after the effective date of this offering, unless extended by [its] board of directors for an additional year as permitted under applicable law, or extended with respect to the shares offered pursuant to [the] distribution reinvestment plan,” the offering is a “blind pool,” “some or all of the shares may not be sold” and the Company’s “ability to diversify [its] portfolio will depend on [its] ability to raise funds in this offering.” Additionally, any offering beyond $821.25 million worth of shares would require the filing of a separate registration statement with the SEC. Further, as stated on the cover page of the prospectus, the Company “may not list [its] shares on a national exchange during the next eight to 11 years, if at all.” On page 14 of the prospectus, the Company states the following with respect to any future liquidity event:

“Subject to then existing market conditions and the sole discretion of our board of directors, we intend to achieve one or more of the following liquidity events within eight to 11 years after completion of this offering:

•	list our shares on a national securities exchange;

•	merge, reorganize or otherwise transfer our company or its assets to another entity that has listed securities;

•	commence selling our properties and liquidate our company; or

•	otherwise create a liquidity event for our stockholders.

However, we cannot assure you that we will achieve one or more of these liquidity events within the time frame contemplated or at all. This time frame represents our best faith estimate of the time necessary to build a portfolio sufficient enough to effectuate one of the liquidity events listed above. Our board of directors has the sole discretion to continue operations beyond 11 years after completion of the offering if it deems such continuation is in the best interests of our stockholders.”

The full text of the GlobeSt.com article is as follows:

Griffin Capital’s New REIT Open for Business

By Michelle Napoli

EL SEGUNDO, CA—With its securities registration effective earlier this month, Griffin Capital Corp. has rolled out its new investment vehicle, the GC Net Lease REIT Inc.

The publicly registered, non-traded REIT will purchase both sale-leasebacks directly from corporate occupiers and existing net lease assets from third parties, though its preference is for sale-leasebacks, since those allow the REIT to structure its own leases. It is targeting “mission critical office and industrial properties that are net leased to corporate tenants for long duration,” says Griffin Capital president Kevin Shields.

It’s those kinds of assets diversified by tenant credit quality, industry, geography, lease duration and property type that will provide “a very stable return dynamic for us and our investors,” Shields tells GlobeSt.com.

While Griffin Capital management had considered launching a net lease REIT a few years ago, it ultimately waited until this year. One main reason for shelving the REIT earlier was the low cap rate environment in which properties were selling. To be able to pay shareholders a reasonable dividend, properties would need to be purchased in the range of 8.65% to 8.7% caps, says Shields. “At the end of 2007, there was nothing you’d want to own at that kind of cap rate,” he adds.

Today, however, Shields says he sees the return of asset pricing that makes sense, and expects attractive buying opportunities ahead. “We see some pretty frothy opportunity in the sale-leaseback market going forward, because given the capital constraints for every corporate borrower out there, the opportunity to do a sale-leaseback transaction appears to be progressively more appealing” to corporate America, he says.

GC Net Lease REIT’s management team is currently looking at several potential deals, at least one of which Shields hopes to have closed by the end of the year. But unlike most non-traded REITs, GC Net Lease REIT has launched already owning two properties, which were contributed by Griffin Capital principals and represent about $55 million in value, including more than $20 million of equity.

The assets, which Shields says are indicative of the kind of assets the REIT intends to buy going forward, have both recently undergone renovations and extended their absolute net lease leases. One is a 176,025-square-foot office and laboratory facility in Plainfield, IL used by Chicago Bridge & Iron Co. on a 15-year lease that expires in 2022; the other is a 565,206-square-foot distribution facility in Clinton, SC, occupied by Renfro Corp. on a 12-year lease that expires in 2021. Both have rental increases and renewal options.

“Our initial property contributions help support our current dividend,” says Griffin Capital national sales director David Ford. “We are very excited to be bringing this product to the marketplace at this point in the real estate market cycle.”

GC Net Lease REIT’s registration allows it to raise $750 million of equity over the next couple of years, and it can be re-filed in the future to sell even more shares. To start, Shields says he expects to raise $100 million in 2010, which could translate to a couple hundred million dollars of properties. And ultimately Griffin Capital’s objective is to raise as much as $3 billion of equity over a seven-year period, building a portfolio of $5 billion to $6 billion of assets in the process and eventually listing the REIT on an exchange, he says.

Griffin Capital has been investing in the net lease property market going back to 1996. In more recent years, it has been a sponsor of investments structured as tenant-in-common and Delaware Statutory Trust programs, with both single-tenant and multi-tenant assets. Single-tenant properties account for about one-third of its current $1 billion of owned and managed assets.

Statements in this free writing prospectus, including intentions, beliefs, expectations or projections are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Such statements are based on current expectations and assumptions with respect to, among other things, future economic, competitive and market conditions and future business decisions that may prove incorrect or inaccurate. Important factors that could cause actual results to differ materially from those in the forward looking statements include the risks associated with property acquisitions and other risks described in the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of The GC Net Lease REIT, Inc.’s Registration Statement on Form S-11 and its other filings with the Securities and Exchange Commission.

The GC Net Lease REIT, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that The GC Net Lease REIT, Inc. has filed with the SEC for more complete information about it and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The GC Net Lease REIT, Inc., the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 606-5901.